Exhibit 5

AMENDMENT NO. 1 TO ROLLOVER AGREEMENT

This Amendment No. 1 (this “Amendment No. 1”) to that certain Rollover Agreement, dated as of January 18, 2011 (the “Rollover Agreement”), by and between RAY HOLDING CORPORATION, a Delaware corporation (the “Company”) and CHEN REVOCABLE TRUST DTD 5/8/2011 (the “Investor”), is made and entered into as of May 17, 2011 by and between the Company and the Investor. All capitalized terms that are used in this Amendment No. 1 but not defined in this Amendment No. 1 shall have the respective meanings ascribed thereto in the Rollover Agreement.

A. On May 17, 2011, Parent, Merger Sub and the Company entered into Amendment No. 2 to the Merger Agreement (“Amendment No. 2 to the Merger Agreement”).

B. In connection with Amendment No. 2 to the Merger Agreement, the Investor and the Company desire to enter into this Amendment No. 1, and the Investor believes it is in its best interests to enter into this Amendment No. 1 and consummate the transactions contemplated hereby, by the Rollover Agreement and by the Merger Agreement.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1. Rollover Amount.

(a) Recital C of the Rollover Agreement is hereby amended and restated in its entirety as set forth below:

C. In connection with the transactions contemplated by the Merger Agreement (the “Contemplated Transactions”), the Investor desires, immediately prior to the consummation of the Merger on the Closing Date, to contribute to the Company (i) that number of shares of Target Common Stock as set forth on Exhibit A attached hereto (the “Exchange Shares”) having a per share purchase price equal to the Merger Consideration (the aggregate purchase price for the shares of Target Common Stock to be exchanged by the Investor shall be referred to herein as the “Rollover Amount”) and (ii) the Transferable Shares.

(b) Section 1(a) of the Rollover Agreement is hereby amended and restated in its entirety as set forth below:

(a) Immediately prior to the Effective Time (as such term is defined in the Merger Agreement), the Investor shall surrender to the Company the Investor’s Exchange Shares and the Transferable Shares (and the certificate(s) representing such Exchange Shares and such Transferable Shares accompanied by duly executed stock powers), free and clear of all Encumbrances and, simultaneously with such surrender, the Company shall issue to the Investor a certain number of shares of the Company’s Preferred Stock and Common Stock (as further defined in Section 7(f), the “Rollover Shares”) (the “Rollover”). Such Rollover Shares issued to the Investor shall have an aggregate value equal to the Rollover Amount. The allocations of shares of Preferred Stock and Common

Stock will be in accordance with the Investor’s, the other Rollover Holders’ and the Sponsors’ pro rata portion set forth on Exhibit F, and for the avoidance of doubt, with respect to the Investor, shall be the same relative proportion as the allocation of the shares of Preferred Stock and Common Stock issued to the Sponsors pursuant to the Subscription Agreement. Immediately following the Effective Time, there shall not be outstanding any stock of the Company or securities convertible or exchangeable for any shares of the Company’s capital stock other than the Preferred Stock and Common Stock issued to the Investor, the other Rollover Holders and the Sponsors. For purposes of illustration only, Exhibit F sets forth an example of the capitalization table based on the assumed total outstanding equity required to be funded to Parent at Closing.

2. Fees and Expenses. Section 9(n) of the Rollover Agreement is hereby amended and restated in its entirety as set forth below:

(n) Fees and Expenses. (i) Subject to Section 9(n)(ii), the Expenses incurred by each party hereto will be borne by the party incurring such Expenses. (ii) The Company shall reimburse the Investor and the other Rollover Holders for their reasonable out-of-pocket Expenses (or directly pay such Expenses to the extent not paid by the Investor as of the Effective Time), up to a maximum of $400,000 in the aggregate for the Investor and all of the other Rollover Holders; provided, if the Investor and the other Rollover Holders provide reasonable advance notice to the Company that they have incurred Expenses in excess of $400,000, the Company may consent to the payment of such additional Expenses, which consent will not be unreasonably withheld; provided, further, that the Company shall have no obligation under this Section 9(n)(ii) to the Investor in the event the Rollover is not effected. (iii) For purposes of this Agreement, “Expenses” shall mean, with respect to a party, the reasonable fees and expenses incurred by that party in connection with the authorization, preparation, negotiation, execution and performance of this Agreement, the Transaction Documents, any related agreements and transactions contemplated hereby and thereby (including the fees and expenses of counsel, accountants, investment bankers, financial sources and consultants). The Investor shall cause any third party for whom it will seek reimbursement of Expenses hereunder to provide the Company, promptly upon request, such updates and related information related to the Expenses incurred (including billing accruals) as the Company may reasonably request. Nothing in this Agreement limits in any manner the rights of the Investor or its Affiliates to indemnification pursuant to any instrument, document or applicable law.

3. Rollover Agreement References. The parties hereto hereby agree that all references to the “Agreement” set forth in the Rollover Agreement (including, without limitation, in the representations and warranties of the parties set forth therein) shall be deemed to be references to the Rollover Agreement as amended by this Amendment No. 1.

4. Full Force and Effect. Except as expressly amended or modified hereby, the Rollover Agreement and the agreements, documents, instruments and certificates among the parties hereto as contemplated by, or referred to, in the Rollover Agreement shall remain in full force and effect without any amendment or other modification thereto.

5. Counterparts. This Amendment No. 1 may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Amendment No. 1 (in counterparts or otherwise) by facsimile shall be sufficient to bind the parties to the terms and conditions of this Amendment No. 1.

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IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 as of the date first written above.

RAY HOLDING CORPORATION

By:	/s/ David Baylor
Name: David Baylor
Title: President

INVESTOR:

/s/ Robert I. Chen
/s/ Lien Chen

Amendment No. 1 Signature Page